[SCOLR Letterhead]

May 20, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SCOLR Pharma, Inc.
Registration Statement on Form S-3
Filed April 29, 2010
File No. 333-166399

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may be effective as of 4:00 p.m., Eastern Time, on Friday, May 21, 2010, or as soon thereafter as practicable.

In connection with the above-referenced Registration Statement, the undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

Sincerely,

SCOLR PHARMA, INC.

By	/s/ Richard M. Levy
Richard M. Levy
Chief Financial Officer

cc:	Bruce A. Robertson
Peter B. Cancelmo